September 10, 2025

VIA EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Attn:	Robert Babula

Yong Kim

Office of Finance

100 F Street NE

Washington, D.C. 20549

Re:	CoJax Oil & Gas Corporation

Form 10-K for the Fiscal Year ended December 31, 2024

Filed March 31, 2025

File No. 000-56386

Dear Mr. Babula:

CoJax Oil and Gas Corporation (the “Company”) hereby responds to the comment letter from the Securities and Exchange Commission (the “Commission”), dated August 28, 2025, with reference to the Company’s Annual Report on Form 10-K, filed with the Commission on March 31, 2025, as follows:

For ease of reference, each comment contained in the comment letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Company’s Form 10-K/A for the year ended December 31, 2024 (“Amended Form 10-K”). Capitalized terms used but not defined herein have the meanings set forth in the Amended Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2024

Financial Statements

Report of Independent Registered Public Accounting Firm , page F-42

1.	We note that you filed an audit report that covers the financial statements as of and for the fiscal year ended December 31, 2024, but which does not extent to the comparative financial statements for 2023.

Please obtain and file via an amendment to your annual report an audit opinion that covers both periods to comply with Rules 2-02(a)(4) and 8-02 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the audit opinion on page [F-42] of the Amended Form 10-K as requested.

Note 3 - Summary of Significant Accounting Policies Segment Information, page F-86

2.	You disclose that you operate in one reportable segment and that consolidated gross profit (loss) is the measure used by the CODM to evaluate the segment’s performance and to allocate capital and monitor budget versus actual results. Given that you do not present consolidated gross profit (loss) in the income statement on page F-44, it appears that you should expand your disclosure to present this performance measure along with your segment-related information to comply with FASB ASC 280-10-50-28C; and considering that no other segments are utilized, it appears that consolidated GAAP net income (loss) would also be a performance measure to identify in connection with these disclosure requirements.

Please submit the revisions that you propose to address these concerns, also considering the guidance in FASB ASC 280-10-55-15D through 15F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that after further considering the guidance of FASB ASC 280-10-50-28C, it has updated the segment disclosure on page [F-86] of the Amended Form 10-K, as requested. The disclosure has been updated to state that net income (loss) is the measure used by the CODM to evaluate the segment’s performance and to allocate capital and monitor budget versus actual results.

Exhibits, Financial Statement Schedules, page 79

3.	The certifications provided as Exhibits 31.1 and 31.2 do not include the complete introductory language prescribed for paragraph 4. Specifically, these exclude reference to “...and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).”

Please amend your filing to provide certifications that conform to the language set forth in Item 601(b)(31) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the certifications on page [79] of the Amended Form 10-K, as requested.

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If you have any questions regarding this letter, please contact Jeffrey Guzy at telephone (703) 216-8606 or via e-mail at jeffrey.guzy@cojaxoilandgas.com.

Sincerely,

/s/ Jeffrey J. Guzy